July 16, 2009
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Western Gas Partners, LP Registration Statement on Form S-3 Filed June 16, 2009 File Number 333-160000 Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-34046
Dear Mr. Owings:
     We hereby submit for filing by direct electronic transmission under the federal securities laws of the United States, Amendment No. 1 (“Amendment No. 1 to Form S-3”) to the Registration Statement on Form S-3 (the “Registration Statement”), File Number 333-160000, filed June 16, 2009 by Western Gas Partners, LP (“Western Gas”), Western Gas Partners Finance Corporation and the subsidiaries identified therein in the Table of Subsidiary Guarantor Registrants (together with Western Gas, the “Registrant”). In addition, we will provide a marked copy showing changes from the initial filing of the Registration Statement for your convenience.
     We are providing the following responses to the comment letter dated July 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the initial filing of the Registration Statement and the Form 10-K. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that, unless otherwise indicated, all page numbers in our responses refer to the respective page numbers in the relevant amended filing.
Registration Statement on Form S-3
Fee Table
1.	Comment: Please revise your footnote 2 to indicate that the securities may be guaranteed by one or more existing or future subsidiaries of Western Gas Partners, LP.

H. Christopher Owings

July 16, 2009

Please confirm that if subsidiaries that are not identified as co-registrants provide guarantees of the debt securities, you will file a new registration statement related to those guarantees.

Response:

As requested, we have revised footnote 2 to the registration fee table. We hereby acknowledge that, if subsidiaries that are not identified as co-registrants on the Registration Statement provide guarantees of the debt securities, we will file a new registration statement relating to such guarantees.
Exhibit 5.1
2.	Comment: We note that section 203 of each of the indentures for the senior debt securities and the subordinated debt securities provides that the laws of the state of New York shall be the governing law of the securities and the indentures. Counsel must provide a legal opinion that the debt securities and guarantees will be binding obligations of the registrants. Please indicate that counsel has opined under New York law with respect to the debt securities and guarantees. See Item 601(b)(5) of Regulation S-K.

Response:

As requested, the Exhibit 5.1 opinion letter of Akin Gump Strauss Hauer & Feld LLP, counsel to the Registrant, has been revised to state that, subject to the assumptions and limitations contained therein, the debt securities and guarantees will be binding obligations of the Registrant under New York law. This change is reflected in paragraph C on page 6 of the Exhibit 5.1 opinion.

3.	Comment: We note the language in the last paragraph of the Holland & Hart legal opinion, which states that the opinion “may not be relied upon for any other purpose.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

Response:

As requested, the above referenced language in the opinion letter of Holland & Hart LLP, Wyoming counsel to the Registrant, has been deleted.

4.	Comment: Also in the same paragraph of the Holland & Hart legal opinion, we note the language, “[t]his opinion letter speaks only as of the date hereof and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances that arise after the date of this opinion letter and come to our attention, or any future changes in laws. This opinion letter is provided as a legal opinion only, effective as of the date of this letter...” Please be advised that in order for this registration statement to become

H. Christopher Owings

July 16, 2009

effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

Response:

As requested, the above referenced language in the opinion letter of Holland & Hart LLP has been deleted.
Form 10-K for Fiscal Year Ended December 31, 2008
Disclosure Controls and Procedures, Page 73
5.	Comment: You are required to disclose your principal executive officer’s and principal financial officer’s evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed. See Item 307 of Regulation S-K. Please revise to provide this disclosure. Also provide the disclosure required by Item 308T(b) of Regulation S-K.

Response:

With respect to the Staff’s comment regarding Item 307 of Regulation S-K, we acknowledge that the disclosure of our principal executive officer’s and principal financial officer’s evaluation of the effectiveness of our disclosure controls and procedures is not included within Item 9A(T) of Western Gas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File Number 001-34046 (the “Form 10-K”). However, the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to our Form 10-K which state that our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. In the event that there were any deficiencies in our disclosure controls and procedures, we would have disclosed this in the Form 10-K. In future filings, Western Gas will include the disclosure required by Item 307 in our periodic reports. For example, Western Gas included such disclosure in its Form 10-Q filed on May 13, 2009. We respectfully request that the Staff not require Western Gas to file an amendment to our 10-K solely in order to include the disclosure required by Item 307 within Item 9A(T) of the Form 10-K. We respectfully submit that our 10-K as filed on March 13, 2009 is not materially deficient and materially complies with the rules and regulations of the Commission. Nonetheless, in order to assure the Staff that the requirements of Item 307 have been fully complied with, we hereby acknowledge that, as of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the fourth quarter of 2008, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the

H. Christopher Owings

July 16, 2009

Securities Exchange Act is appropriately recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

With respect to the Staff’s comment regarding Item 308T(b) of Regulation S-K, we respectfully direct the Staff’s attention to page 3 of the Commission’s Release 33-8760, which states, in relevant part, that “[n]on-accelerated filers must begin to comply with the provisions of Exchange Act Rule 13a—15(d) or 15d—15(d), whichever applies, requiring an evaluation of changes to internal control over financial reporting requirements with respect to the company’s first periodic report due after the first annual report that must include management’s report on internal control over financial reporting.”

We respectfully submit to the Staff that, in light of this guidance in the Commission’s Release 33-8760, the disclosure described by Item 308T(b) of Regulation S-K was not required for Western Gas’s Form 10-K for the year ended December 31, 2008. In accordance with the Commission’s Release 33-8760, Western Gas proposes to provide the disclosure required by Item 308T(b) of Regulation S-K in connection with the filing of its first periodic report due after its first annual report that must include management’s report on internal control over financial reporting.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-6002 or by facsimile at (832) 636-6001. Thank you for your assistance.

Very truly yours,
/s/ Robert G. Gwin
Robert G. Gwin

Enclosures

cc:	Scott Anderegg, U.S. Securities and Exchange Commission
Ellie Bavaria, U.S. Securities and Exchange Commission
Amanda McMillian, Western Gas Partners, LP
Michael E. Dillard, Akin Gump Strauss Hauer & Feld LLP
John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Mark Zajac, KPMG LLP